As filed with the Securities and Exchange Commission on October 9, 1996
                                      Registration No. 333-______

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                      _____________________

                             Form S-3
                      REGISTRATION STATEMENT
                              UNDER
                    THE SECURITIES ACT OF 1933
                      _____________________

               WALDEN RESIDENTIAL PROPERTIES, INC.
      (Exact name of Registrant as specified in its charter)


Maryland                 One Lincoln Centre                75-2506197
                          5400 LBJ Freeway
                             Suite 400
                        Dallas, Texas  75240
                           (972) 788-0510

(State or other     (Address, including zip code,       (I.R.S. Employer
jurisdiction of    and telephone number, including       Identification
incorporation         area code, of Registrant's               No.)
or organization      Principal Executive Offices)
                        _____________________

                           Don R. Daseke
                 Chairman of the Board of Directors
                Walden Residential Properties, Inc.
                         One Lincoln Centre
                    5400 LBJ Freeway, Suite 400
                        Dallas, Texas  75240
                           (972) 788-0510
     (Name, address, including zip code, and telephone number,
             including area code, of agent for service)
                       _____________________

                             Copies to:

                       Kenneth L. Betts, Esq.
                  Winstead Sechrest & Minick P.C.
                    1201 Elm Street, Suite 5400
                        Dallas, Texas 75270
                       _____________________

    Approximate date of commencement of proposed sale to public:
       From time to time following the effective date of this Registration Statement as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.     __________

     If this Form is a post-effective amendment filed pursuant to
Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering.     __________

     If the delivery of the prospectus is expected to be made
pursuant to Rule 434, please check the following box.
                      _____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(Calculation of Registration Fee appears on next page.)

                       CALCULATION OF REGISTRATION FEE

Title of Each Class   Amount     Proposed     Proposed       Amount of
of Securities to be   to be      Maximum      Maximum      Registration
    Registered      Registered   Offering     Aggregate       Fee
                                 Price per    Offering
                                   Unit        Price
------------------ -----------   ---------    ---------    ------------

Common Stock, par    (1) (2)       (3)        (1) (2)          N/A
value $.01 per share

Preferred Stock, par (1) (4)       (3)        (1) (4)          N/A
value $.01 per share

Total                $150,00,000   (3)        $150,000,000     $51,725 (5)

<F1>
(1) In no event will the aggregate maximum offering price of all securities issued pursuant to this Registration Statement exceed $150,000,000. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.

<F2>
(2) Subject to Footnote (1), there is being registered hereunder an indeterminate number of shares of Common
          Stock, par value $.01 per share, as may be sold, from time to time, by the Registrant.

<F3>
(3) The proposed maximum offering price per share will be determined, from time to time, by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.

<F4>
(4) Subject to Footnote (1), there is being registered hereunder an indeterminate number of shares of Preferred Stock, par value $.01 per share, as may be sold, from time to time, by the Registrant.

<F5>
(5) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.

PROSPECTUS

               WALDEN RESIDENTIAL PROPERTIES, INC.

                           $150,000,000

                 Common Stock and Preferred Stock
                      _____________________

     Walden Residential Properties, Inc. (the "Company") may from time to time offer and sell shares of its common stock, par value $.01 per share (the "Common Stock"), and shares of its preferred stock, par value $.01 per share (the "Preferred Stock," and together with the Common Stock, the "Offered Securities"), with an aggregate public offering price not to exceed $150,000,000. The Offered Securities may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in a supplement to this Prospectus (the "Prospectus Supplement").

     The terms of the Preferred Stock, including the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock, including the initial public offering price, will be set forth in the applicable Prospectus Supplement. The specific number of shares of Common Stock and issuance price per share thereof will be set forth in the applicable Prospectus Supplement. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company or to or through underwriters or dealers, or through a combination of the foregoing. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement.
See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
          THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
    PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.  ANY
          REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                      _____________________

         The date of this Prospectus is October __, 1996.

                      AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits to the Registration Statement which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock and the Company's 9.16% Series B Convertible Redeemable Preferred Stock are listed on the New York Stock Exchange, Inc. (the "NYSE") and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company furnishes its stockholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K").

          (b)  Amendment No. 1 on Form 10-K/A to the Form 10-K.

          (c)  Amendment No. 2 on Form 10-K/A to the Form 10-K.

          (d) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          (e) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

          (f)  The Company's Current Report on Form 8-K dated April
     23, 1996.

          (g)  The Company's Current Report on Form 8-K dated
     August 21, 1996.

          (h)  The Company's Current Report on Form 8-K dated
     October 1, 1996.

          (i) Description of the Common Stock contained in the Company's registration statement on Form 8-A filed November
     19, 1993.

          (j)  Description of the Company's 9.16% Series B
     Cumulative Redeemable Preferred Stock contained in the
     Company's registration statement on Form 8-A filed June 3,
     1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to Deborah
B. Attner, Stockholder Relations, Walden Residential Properties, Inc., One Lincoln Centre, 5400 LBJ Freeway, Suite 400, Dallas, Texas 75240.

                        THE COMPANY

     The Company is a self-administered, self-managed, fully integrated REIT focused on middle income multifamily properties located primarily in selected Southwestern and Southeastern markets. The Company, a Maryland corporation with headquarters in Dallas, Texas, was formed in September 1993 to continue and expand the multifamily property ownership, management, acquisition and marketing operations and related business objectives and strategies of The Walden Group, Inc. and its subsidiaries and affiliates (collectively, the "Walden Predecessors"). The Company currently owns and operates 66 multifamily properties (the "Properties") containing 20,123 apartment units. Approximately 89% of the apartment units are located in the Dallas/Fort Worth, Oklahoma City, Tampa, Jacksonville, Tulsa, Phoenix, Houston, San Antonio, Austin and Salt Lake City areas, with the remaining Properties primarily located in other areas in the Southwest and Southeast regions of the United States. The Properties had a weighted average occupancy rate of approximately 95.4% at September 30, 1996. Through WDN Management Company, a corporation formed by the Company to manage multifamily properties for third parties, the Company manages on a fee basis eight additional multifamily properties containing 2,298 apartment units.

     Upon completion of its initial public offering in February 1994, the Company purchased the multifamily operations of the Walden Predecessors, including 18 of the Properties containing 5,895 apartment units (of which a 299-unit property was sold in April 1995, a 384-unit property was sold in April 1996 and a 144-unit property was sold in September 1996), and concurrently purchased two additional Properties containing 448 apartment units, one of which was owned by a third party and the other of which was principally owned by the Walden Predecessors. Since the consummation of its initial public offering, the Company has acquired 51 of the Properties (of which a 242-unit property was sold in December 1995 and a 304-unit property was sold in August
1996), containing an aggregate of 15,153 apartment units, for an aggregate purchase price of approximately $487.3 million. Management believes that these acquisitions are consistent with its core acquisition strategy of acquiring well located garden apartment properties at prices less than replacement costs, which serve middle income residents and can benefit from the Company's comprehensive management programs.

     The Company is operated under the direction of Don R. Daseke, Chairman of the Board and Chief Executive Officer of the Company, and a management team substantially all of whom were formerly employed by the Walden Predecessors. The Company's 19 officers have an average tenure with the Company and the Walden Predecessors of nine years and have an average of approximately 18 years experience in the multifamily properties business. The Company is fully integrated with operations that include multifamily property acquisitions, property redevelopment, property management, financing and leasing and asset management.

     The Company's executive offices are located at One Lincoln Centre, 5400 LBJ Freeway, Suite 400, Dallas, Texas 75240. The telephone number is (972) 788-0510. The Company was incorporated in Maryland on September 29, 1993 and the duration of its existence is perpetual.

                       RECENT DEVELOPMENTS

     On August 27, 1996, the Company completed a public offering of 1,525,000 shares of Common Stock, resulting in net proceeds to the Company of approximately $29.8 million. On September 20, 1996, the Company sold an additional 155,250 shares of Common Stock in connection with the exercise of the underwriter's over-allotment option relating to such public offering, resulting in net proceeds to the Company of approximately $3.0 million. Since June 30, 1996, the Company has acquired eight apartment communities, containing an aggregate of 2,076 units, of which two are located in Jacksonville, Florida, four are located in the Dallas/Fort Worth area, one is located in Melbourne, Florida and one is located in Nashville, Tennessee. The aggregate acquisition cost for these properties was approximately $67.4 million which was funded from the Company's credit facility, the proceeds from the Company's recent public offering and funds held in escrow under a tax-free exchange. One of these properties was purchased for $9.1 million from an affiliate of the Company. All of such proceeds received from the sale were used to retire all liabilities of the property, and therefore, no proceeds from the sale of this property were retained by such affiliate. In August 1996, the Company also sold the Christiwood Apartments, a 304-unit property located in Corpus Christi, Texas, for $9.2 million, and in September 1996 the Company sold the Chimney Trace Apartments, a 144-unit property located in Stone Mountain, Georgia, for $5.8 million.

     The Company has entered into contracts to acquire four additional apartment communities, with an aggregate of 860 units, in Texas and Arizona, for approximately $31.7 million, including the assumption of indebtedness existing on one of the properties in the amount of $7.2 million (the "Acquisition Properties"). The Company has completed its due diligence on one of the Acquisition Properties (consisting of 290 apartment units) and expects to acquire this property in November 1996. The Company anticipates the completion of its due diligence review and closing of two of the Acquisition Properties (with an aggregate of 362 units) in December 1996 and anticipates purchasing the final Acquisition Property in January 1997. Because of the ongoing due diligence review of certain of these Acquisition Properties, as well as other closing conditions, there can be no assurance that any of such Acquisition Properties will ultimately be acquired.

           RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                  AND PREFERRED STOCK DIVIDENDS

     The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 1996 and its fiscal year ended December 31, 1995 and the year ended December 31, 1994 (which includes results of operations of the Walden Predecessors for the period of January 1, 1994 through February 8, 1994) and for the years ended December 31, 1993, 1992 and 1991 (which are based on the results of the Walden Predecessors) was 1.65x, 1.52x, 1.68x, .63x, .57x and .49x,
respectively. The Company had no preferred dividend requirement in any of such years prior to 1995; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratio of earnings to fixed charges for such years. Earnings were calculated by adding certain fixed charges (consisting of interest on indebtedness and amortization and financing costs) to the Company's income before extraordinary items. The Company's earnings (in thousands) were inadequate to cover fixed charges by $45, $4,795, $5,209 and $6,352 for the period from January 1, 1994 to February 8, 1994 and the years ended December 31, 1993, 1992 and 1991, respectively, all of which were prior to the Company's initial public offering in February of 1994.

                         USE OF PROCEEDS

     Unless otherwise described in the Prospectus Supplement which accompanies this Prospectus, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquiring additional multifamily residential garden apartment properties or interests in entities owning multifamily residential garden apartment properties as suitable opportunities arise, making improvements to properties, repaying certain then-outstanding secured or unsecured indebtedness and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

                   DESCRIPTION OF COMMON STOCK

     The summary of the terms of the Common Stock set forth below does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company's Articles of Incorporation, as amended and restated (the "Articles"), and the Company's Bylaws.

     The Articles authorize the Company to issue up to 50 million shares of Common Stock, 10 million shares of Preferred Stock and 60 million shares of excess stock, par value $.01 per share (the "Excess Stock"). At September 30, 1996, 15,753,781 shares of Common Stock were issued and outstanding, all of which are fully paid and nonassessable. Under the Maryland General Corporation Law (the "MGCL"), stockholders generally are not liable for the corporation's debts or obligations.

General

     All shares of Common Stock offered pursuant to a Prospectus Supplement will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of shares of the Preferred Stock, including the Series A Preferred Stock and the Series B Preferred Stock (as such terms are hereinafter defined), and any other shares or series of stock hereinafter designated by the Board of Directors of the Company (the "Board of Directors"), holders of shares of Common Stock are entitled to receive dividends on the stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for payment of, all known debts and liabilities of the Company.
The Company has paid regular quarterly dividends to date and intends to continue paying regular quarterly dividends.

     Each outstanding share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of shares of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     Shares of Common Stock have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights.

     Pursuant to the MGCL, a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions unless approved by the holders of at least two-thirds of the shares of stock entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's charter. The Articles provide for the vote of the holders of a majority of the shares of stock outstanding and entitled to vote on the matter to approve any of such actions, except for amendments to the Articles relating to the number of directors and the classification of the Board of Directors which require approval of holders of at least two-thirds of the shares of stock entitled to vote on the matter.

     The transfer agent and registrar for the Common Stock is The
First National Bank of Boston.

Restrictions on Transfer

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), shares of Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year) or during a proportionate part of a shorter taxable year. Further, not more than 50% of the value of the issued and outstanding shares of capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include, except in limited circumstances, certain entities such as qualified private pension plans) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year.

     Since the Board of Directors believes it is essential for the Company to maintain its status as a REIT under the Code, the Articles provide that no person, except Mr. Daseke, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate value of all outstanding shares of capital stock of the Company. Mr. Daseke beneficially owns in the aggregate approximately 6.1% of the shares of Common Stock and may acquire additional shares of Common Stock; provided, however, that Mr. Daseke may not own, directly or indirectly, more than 13.0% of the aggregate value of all outstanding shares of capital stock of the Company (the "Existing Holder Limit"). The Board of Directors, upon receipt of evidence and assurances satisfactory to the Board of Directors, may also exempt a proposed transferee from the Ownership Limit or Existing Holder Limit. In connection therewith, the Board of Directors may require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any acquisition or transfer of shares of Common Stock that would: (i) result in the shares of Common Stock being owned by fewer than 100 persons or (ii) result in the Company being "closely-held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of Common Stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT and the Articles are amended accordingly.

     Any purported transfer of shares of capital stock that would result in a person owning shares of capital stock in excess of the Ownership Limit or Existing Holder Limit will result in the shares subject to such purported transfer being automatically exchanged for an equal number of shares of Excess Stock. Under the Articles, Excess Stock shall be deemed to have been transferred to the Company as trustee of a separate trust (the "Trust") for the exclusive benefit of the person or persons to whom the interest in the Trust can ultimately be transferred.

     Excess Stock is not transferable. The purported transferee of any shares of capital stock that are exchanged for Excess Stock may designate a transferee of the interest in the Trust if the Excess Stock held in the Trust and represented by such Trust interest to be transferred would not be Excess Stock in the hands of the designated transferee at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid, the Market Price (as hereinafter defined) measured on the date of the original attempted transfer) at which point such Excess Stock will automatically be exchanged for the shares of Common Stock or Preferred Stock to which the Excess Stock is attributable. In addition, Excess Stock is subject to purchase by the Company at a purchase price equal to the lesser of: (i) the price paid for the shares of capital stock by the intended transferee (or, if no consideration was paid, the Market Price of the shares of capital stock the attempted transfer of which resulted in Excess Stock, measured on the date of the transfer); or (ii) the Market Price of the shares of capital stock the attempted transfer of which resulted in Excess Stock measured on the date on which the Company elects to purchase the Excess Stock. "Market Price" means the average daily per share closing sales price of a share of capital stock if such shares of capital stock are listed on a national securities exchange or quoted on Nasdaq National Market or if not then traded on any exchange or quotation system, the mean between the average per share closing bid prices and the average per share closing asked prices, in each case, during the 30 calendar day period ending on the business day prior to the measurement date, or if there have been no sales on a national securities exchange or the Nasdaq National Market and no published bid and asked quotations with respect to shares of such stock during such 30 calendar day period, then the market price of the shares of capital stock on the relevant date shall be as determined in good faith by the Board of Directors.

     From and after the intended transfer to the purported transferee of the shares of Excess Stock, the purported transferee shall cease to be entitled to distributions (except upon liquidation), voting rights and other benefits with respect to the Excess Stock except the right to payment of the purchase price for the applicable shares of underlying capital stock. Any dividend or distribution paid to a purported transferee on Excess Stock prior to the discovery by the Company that the shares have been transferred in violation of the Articles shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing all information regarding the direct and indirect beneficial ownership of shares of capital stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock might receive a premium for their shares over the then-prevailing market price or which these holders might believe to be otherwise in their best interest.

                  DESCRIPTION OF PREFERRED STOCK

     The following description of terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and the Board of Directors' resolution or resolutions relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

General

     Subject to limitations prescribed by the MGCL and the Articles, the Board of Directors is authorized to issue shares of Preferred Stock in one or more series, to establish from time to time the number of shares of Preferred Stock to be included in any such series and to fix for any such series the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption. The Company is authorized to issue 10 million shares of Preferred Stock. At September 30, 1996, 78,700 shares of the Company's 9.16% Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") and 1,707,300 shares of the Company's 9.16% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") were outstanding. For purposes of the following description of the Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock will sometimes be collectively referred to as the "Outstanding Preferred Stock."

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any;
(v) any redemption or sinking fund provisions; (vi) any conversion right; (vii) any listing of the Preferred Stock on any securities exchange; (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions not in conflict with the Articles or the MGCL; (ix) a discussion of Federal income tax considerations applicable to the Preferred Stock; (x) the relative ranking and preferences of the Preferred Stock as to dividends and rights upon liquidation; and (xi) any limitations on direct or beneficial ownership and restrictions on transfer. The Preferred Stock will, when issued for lawful consideration therefor, be fully paid and nonassessable and will have no preemptive rights.

     Unless otherwise indicated in a Prospectus Supplement relating thereto, The First Bank of Boston will be the transfer agent and registrar for shares of each series of Preferred Stock.

Rank

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights upon liquidation, dissolution or winding up of the Company, rank
(i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The rights of the holders of each series of Preferred Stock will be subordinate to those of the Company's general creditors.

Dividends

     Holders of each series of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     So long as any series of Preferred Stock shall be outstanding, unless (i) full dividends (including, if such dividends are cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of Preferred Stock of such series and all other classes and series of Preferred Stock (other than Junior Stock, as hereinafter defined) and (ii) the repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any Common Stock or any other equity securities of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other equity securities being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund, for, any Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or equity securities of the Company, other than shares of Junior Stock which are neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than shares of Junior Stock.

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

Redemption

     A series of Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued Preferred Stock of the Company.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of equity securities of the Company, the terms of such series of Preferred Stock may provide that, if no such equity securities shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable equity securities of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of Preferred Stock or any other series of Preferred Stock of the Company ranking on a parity as to dividends and distribution of assets which such series of Preferred Stock are in arrears, no shares of any such series of Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

     In the event that fewer than all of the outstanding shares of a series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of shares of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Voting Rights

     Except as indicated below or in a Prospectus Supplement relating to a particular series of Preferred Stock, or except as required by applicable law, holders of the Preferred Stock will not be entitled to vote for any purpose. The following is a summary of the voting rights applicable to the Outstanding Preferred Stock, which, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Stock.


     Subject to the provisions in the Articles regarding Excess Stock, in any matter in which the Outstanding Preferred Stock may vote, including any action by written consent, each share of Outstanding Preferred Stock will be entitled to one vote. The holders of each share of Outstanding Preferred Stock may separately designate a proxy for the vote to which that share of Outstanding Preferred Stock is entitled.

     Whenever dividends on any shares of Series B Preferred Stock have been in arrears for six or more quarterly periods (and, in the case of the Series A Preferred Stock, for six or more consecutive quarterly periods), the holders of such shares of Outstanding Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which rights to vote on such matter with the Outstanding Preferred Stock have been conferred and are then exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of the Outstanding Preferred Stock and such other Preferred Stock, if any (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders), or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Outstanding Preferred Stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such event, the entire Board of Directors will be increased by two directors. Each of such two directors will be elected to serve until the earlier of (i) the election and qualification of such director's successor or (ii) payment of the dividend arrearage for the Outstanding Preferred Stock.

     So long as any shares of Outstanding Preferred Stock remain outstanding, the Company will not (i) without the affirmative vote or consent of the holders of at least a majority of the shares of Outstanding Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Outstanding Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time (and, in the case of the Series A Preferred Stock, a majority of the shares of Series A Preferred Stock then outstanding), given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), amend, alter or repeal the provisions of the Articles, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Outstanding Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of Outstanding Preferred Stock or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Outstanding Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of Outstanding Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

Conversion Rights

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, the provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion.

Restrictions on Ownership

     See "Description of Common Stock Restrictions on Transfer" for a discussion of the restrictions on transfer of shares of capital stock necessary for the Company to qualify as a REIT under the Code.

                FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material Federal income tax considerations affecting the Company and its stockholders. This discussion is directed principally at investors who are United States citizens or residents or domestic corporations, and does not address in all material respects considerations that might adversely affect the treatment of investors who are subject to special treatment under the tax laws (such as insurance companies, cooperatives, financial institutions, broker-dealers, tax exempt organizations or foreign investors). The discussion in this section is based on existing provisions of the Code, existing and proposed Treasury regulations, existing court decisions and existing rulings and other administrative interpretations. There can be no assurance that future Code provisions or other legal authorities will not alter significantly the tax consequences described below. No rulings have been obtained from the Internal Revenue Service ("IRS") concerning any of the matters discussed in this section. Because the following represents only a summary, it is qualified in its entirety by the applicable provisions of the Code, and regulations, court decisions and IRS rulings and other IRS pronouncements.

     Each prospective purchaser of shares of Common Stock and/or Preferred Stock is advised to consult his or her own tax advisor about the Federal, state, local, foreign and other tax consequences of buying, holding and selling shares of Common Stock and/or Preferred Stock, and of the Company's election to be taxed as a REIT, particularly in light of that purchaser's specific circumstances.

REIT Qualification

     Entities like the Company that invest principally in real estate and that otherwise would be taxed as regular corporations may elect to be treated as REITs when they satisfy certain detailed requirements imposed by the Code. If the Company qualifies for taxation as a REIT, it generally will not be subject to corporate income tax to the extent the Company currently distributes its REIT taxable income to its stockholders. This treatment effectively eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) imposed on investments in most regular corporations. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as to normal corporate tax on taxable income that is not currently distributed to its stockholders. See " Taxation of the Company as a REIT." In addition, if the Company fails to qualify as a REIT in any taxable year, it will be subject to Federal income tax at regular corporate rates on all of its taxable income. The current maximum Federal tax rate for corporations is 35%, but that rate may increase.

     The Company has elected to be treated as a REIT for Federal income tax purposes commencing with its taxable year ended
December 31, 1994, and for each subsequent taxable year. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, commencing with such taxable year, and the Company intends to continue to operate in such a manner. Winstead Sechrest & Minick P.C., counsel to the Company, is of the opinion that the Company is organized in conformity with the requirements for qualification as a REIT, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon such assumptions and certain representations made by the Company as to factual matters. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results. Winstead Sechrest & Minick P.C. will not monitor the Company's compliance with these requirements. While the Company expects to satisfy these tests, and will use its best efforts to do so, no assurance can be given that the Company will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect the
Company and its stockholders.  See "   Failure to Qualify as a
REIT."

     General Qualification Requirements. The Company must be organized as an entity that would, if it does not maintain its REIT status, be taxable as a regular corporation. It cannot be a financial institution or an insurance company. The Company must be managed by one or more directors. The Company currently meets and expects to continue to meet, each of these requirements. The Company also expects to satisfy the requirements that are separately described below concerning share ownership and reporting, the nature and amounts of the Company's income and assets and the levels of required annual distributions.

     Share Ownership; Reporting. Beneficial ownership of the Company must be and is evidenced by transferable shares (or transferable certificates of beneficial interest). The shares of Common Stock must be held by at least 100 persons for approximately 92% of the days in each taxable year. Not more than 50% of the value of the shares of capital stock may be held, directly or indirectly, applying certain constructive ownership rules, by five or fewer individuals at any time during the last half of each of the Company's taxable years. The Company is not required to satisfy these 100 person and 50% tests until its second taxable year for which an election is made to be taxed as a REIT. The Company believes that its shares of Common Stock are owned by a sufficient number of investors and in appropriate proportions to permit it to continue satisfying these requirements. To protect against violations of these requirements, the Articles provide that no person is permitted to own (applying certain constructive ownership tests) more than the Ownership Limit. The Ownership Limit does not apply to (i) acquisitions by any person that has made a tender offer for all outstanding shares of Common Stock in conformity with applicable securities laws; (ii) the acquisition of shares of Common Stock by an underwriter in a public offering;
(iii) the acquisition of shares of Common Stock pursuant to the exercise of employee share options; or (iv) acquisitions approved by the Board. In addition, the Articles contain restrictions on transfers of the Company's shares of Common Stock, as well as provisions that automatically convert shares of Common Stock into nonvoting, non-dividend paying Excess Stock to the extent that the ownership otherwise might jeopardize the Company's REIT status.
See "Description of Common Stock   Restrictions on Transfer."
Special rules for determining stock ownership apply to certain
qualified pension and profit sharing trusts.  See "   Taxation of
Tax Exempt Entities."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records disclosing the actual ownership of shares of Common Stock. To do so, the Company must demand written statements each year from the record holders of certain percentages of shares of Common Stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). (A REIT with 2,000 or more record stockholders must demand statements from record holders of 5% or more of its shares, one with fewer than 2,000, but more than 200 record stockholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record stockholders must demand statements from record holders of 0.5% or more of the shares.) A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares of Common Stock and certain other information.

     Sources of Gross Income. In order to qualify as a REIT for a particular year, the Company also must meet three tests governing the sources of its income. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Company satisfied these three tests for its taxable year ended December 31, 1995. In evaluating a REIT's income, the REIT will be treated as receiving its proportionate share of the income produced by any partnership in which the REIT invests, and any such income will retain the character that it has in the hands of the partnership. The Code allows the Company to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and such items of the REIT.

     75% Gross Income Test. At least 75% of a REIT's gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to the Company are: (a) rents from real property; (b) interest on loans secured by real property;
(c) gain from the sale of real property or loans secured by real property (excluding gain from the sale of property held primarily for sale to customers in the ordinary course of the Company's trade or business, referred to below as "dealer property"); (d) income from the operation and gain from the sale of certain property acquired in connection with the foreclosure of a mortgage securing that property ("foreclosure property"); (e) distributions on, or gain from the sale of, shares of other qualifying REITs;
(f) abatements and refunds of real property taxes; and
(g) "qualified temporary investment income" (described below). In evaluating the Company's compliance with the 75% income test (as well as the 95% income test described below), gross income does not include gross income from "prohibited transactions." A prohibited transaction is one involving a sale of dealer property, not including foreclosure property and certain dealer property held by the Company for at least four years.

     The Company expects that substantially all of its operating gross income from the Properties will be considered rent from real property. Rent from real property is qualifying income for purposes of the 75% income test only if certain conditions are satisfied. Rent from real property includes charges for services customarily rendered to residents, and rent attributable to personal property leased together with the real property so long as the personal property rent is less than 15% of the total rent. The Company does not expect to earn material amounts in these categories. Rent from real property generally does not include rent based on the income or profits derived from the property.
Also excluded is rent received from a person or corporation in which the Company (or any of its 10% or greater owners) owns a 10% or greater interest. The Company does not expect to earn income in these two excluded categories. A third exclusion covers amounts received with respect to real property if the Company furnishes services to the residents or manages or operates the property, other than through an "independent contractor" from whom the Company does not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if any services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the resident (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property).

     The Company will, in most instances, directly operate and manage the Properties without using an "independent contractor." The Company believes that the only material services to be provided to the residents will be those usually or customarily rendered in connection with the rental of space for occupancy only. The Company will not provide services that might be considered rendered primarily for the convenience of the residents, such as hotel, health care or extensive recreational or social services. Consequently, the Company believes that substantially all of its rental income from the Properties will be qualifying income under the 75% income test, and that the Company's provision of services will not cause the rental income to fail to be included under that test.

     Upon the Company's ultimate sale of its Properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

     95% Gross Income Test. In addition to earning 75% of its gross income from the sources listed above, at least an additional 20% of the Company's gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

     Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources (such as brokerage commissions or other fees for services rendered). This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and such income and other nonqualifying income are expected to be at all times less than 5% of the Company's annual gross income. While the Company does not anticipate that it will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of the Company's gross income, the Company could lose its status as a REIT. WDN Management, which provides management services with respect to certain properties not owned by the Company, is not a qualified REIT subsidiary. Therefore, WDN Management's gross income is not included in the Company's gross income. However, dividends from WDN Management to the Company are included in the Company's gross income and qualify for the 95% income test.

     If the Company fails to meet either the 75% or 95% income tests during a taxable year, it may still qualify as a REIT for that year if (a) it reports the source and nature of each item of its gross income in its Federal income tax return for that year;
(b) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and (c) the failure to meet the tests is due to reasonable cause and not to willful neglect. However, in that case the Company would be subject to a 100% tax based on the greater of the amount by which it fails either the 75% or 95% income tests for such year. See " Taxation of the Company as a REIT."

     30% Income Test. The Company also must earn less than 30% of its gross income from the sale or other disposition of: (a) real property and loans secured by real property held for less than four years (other than foreclosure property and involuntarily conversions), (b) stock or securities held by the Company for less than one year and (c) property in a prohibited transaction. The 30% income test does not have a reasonable cause exception as do the 75% and 95% income tests. Consequently, a failure to meet the 30% income test would terminate the Company's status as a REIT automatically. Because the Company expects to hold its Properties for long-term investment and does not anticipate selling them within four years, the Company expects to comply with this requirement.

     Character of Assets Owned. On the last day of each calendar quarter, the Company also must meet two tests concerning the nature of its investments. First, at least 75% of the value of the total assets of the Company generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date the Company receives the new capital. Second, although the balance of the Company's assets generally may be invested without restriction, the Company will not be permitted to own (a) securities of any one non-governmental issuer that represent more than 5% of the value of the Company's total assets or (b) more than 10% of the outstanding voting securities of any single issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

     The Company's non-voting common stock of WDN Management does not violate the prohibition against a REIT's ownership of more than 10% of the voting securities of any one issuer. If, however, the value of the Company's non-voting common stock in WDN Management were to exceed 5% of the total value of all of the Company's assets, then the asset test would be violated. The Company believes that the value of the securities of WDN Management held by the Company is substantially less than 5% of the total value of the Company's assets, and the Company does not expect that it will exceed 5% in the future.

     The Company anticipates that it complies with these asset tests. While some portion of its assets initially was invested in qualifying temporary debt investments, substantially all of the Company's investments are in its Properties, which should represent qualifying real estate assets.

     Annual Distributions to Stockholders. To maintain REIT status, the Company generally must distribute to its stockholders in each taxable year at least 95% of its net ordinary income (capital gain is not required to be distributed). More precisely, the Company must distribute an amount equal to (a) 95% of the sum of (i) its "REIT Taxable Income" before deduction of dividends paid and excluding any net capital gain and (ii) any net income from foreclosure property less the tax on such income, minus (b) certain limited categories of "excess noncash income." REIT Taxable Income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with certain modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 15 years following the year in which it was incurred. REITs also are required to distribute at least 95% of any after-tax built-in gain that is realized during the ten year recognition period applicable to property transferred to the REIT in a corporate nonrecognition transaction. The Company does not anticipate that any such property will be transferred to it.

     A REIT may satisfy the 95% distribution test with dividends paid during the taxable year and with certain dividends paid after the end of the taxable year. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year (for both the Company and its stockholders). Other dividends declared before the due date of the Company's tax return for the taxable year (including extensions) also will be treated as paid in the prior year for the Company if they are paid (a) within 12 months of the end of such taxable year and (b) no later than the Company's next regular distribution payment. Dividends that are paid after the close of a taxable year and do not qualify under the rule governing payments made in January that is described above will be taxable to the stockholders in the year paid, even though they may be taken into account by the Company for a prior year. A nondeductible excise tax equal to 4% will be imposed on the Company for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (i) 85% of the Company's "ordinary income" plus (ii) 95% of the Company's capital gain net income plus (iii) income not distributed in earlier years minus (iv) distributions in excess of income in earlier years and
(v) any amount of REIT taxable income for such year.

     The Company will be taxed at regular corporate rates to the extent that it retains any portion of its taxable income (e.g., if the Company distributes only the required 95% of its taxable income, it would be taxed on the retained 5%). Under certain circumstances the Company may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for the Company's funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although the Company does not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available.

     If the Company fails to meet the 95% distribution requirement because of an adjustment to the Company's taxable income by the IRS, the Company may be able to cure the failure retroactively by paying a "deficiency dividend" (as well as applicable interest and penalties) within a specified period.

Taxation of the Company as a REIT

     The Company has adopted the calendar year for Federal income tax purposes, and uses the accrual method of accounting. For each taxable year in which the Company qualifies as a REIT, it generally will be taxed only on the portion of its taxable income that it retains (which will include undistributed net capital gain), because the Company will be entitled to a deduction for its dividends paid to stockholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent such class is entitled to such preference. The Company does not anticipate that it will pay any such preferential dividends. The Articles provide for the automatic exchange of outstanding shares of Common Stock or Preferred Stock for Excess Stock in circumstances in which the Company's REIT status might otherwise be put into jeopardy (i.e., if a person attempts to acquire a block of shares that would be sufficient to cause the Company to fail the requirement that five or fewer individuals may not own more than 50% of the value of the outstanding shares). Because Excess Stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect the Company's ability to deduct its dividend payments.

     The Company would be subject to tax on any income or gain from foreclosure property at the highest corporate rate (currently 35%). A confiscatory tax of 100% applies to any net income from prohibited transactions. In addition, if the Company fails to meet either the 75% or 95% source of income tests described above, but still qualifies for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (b) the ratio of the Company's REIT Taxable Income to the Company's gross income (excluding capital gain and certain other items). The Company also will be subject to the minimum tax on items of tax preference (excluding items specifically allocable to the Company's stockholders). Finally, under regulations that are to be promulgated, the Company also may be taxed at the highest regular corporate tax rate on any built-in gain (i.e., the excess of value over adjusted tax basis) attributable to assets that the Company acquires in certain tax-free corporate transactions, to the extent the gain is recognized during the first ten years after the Company acquires such assets.

Failure to Qualify as a REIT

     For any taxable year in which the Company fails to qualify as a REIT, it would be taxed at the usual corporate rates on all of its taxable income. Distributions to its stockholders would not be deductible in computing that taxable income, and distributions would no longer be required. Any corporate level taxes generally would reduce the amount of cash available to the Company for distribution to its stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the stockholders from their investment in the Company likely would be reduced substantially. As a result, the Company's failure to qualify as a REIT during any taxable year could have a material adverse effect upon the Company and its stockholders. If the Company loses its REIT status, unless certain relief provisions apply, the Company will not be eligible to elect REIT status again until the fifth taxable year which begins after the first year for which the Company's election was terminated.

     If, after forfeiting its REIT status, the Company later qualifies and elects to be taxed as a REIT again, the Company may face significant adverse tax consequences. Prior to the end of the year in which the Company sought to qualify again as a REIT, the Company would be required to make distributions sufficient to eliminate any earnings and profits accumulated during its period of non-REIT status. Moreover, immediately prior to the effectiveness of the election to return to REIT status, the Company would be treated as having disposed of all of its assets in a taxable transaction, triggering taxable gain with respect to the Company's appreciated assets. In that event, however, the Company would be permitted to elect an alternative treatment under which those gains would be taken into account only as and when they actually are recognized upon sales of the appreciated property occurring within a ten-year period. The Company would be required to distribute at least 95% of any such recognized gains, but it would not receive the benefit of a dividends paid deduction to reduce those taxable gains. Thus, any such gains on appreciated assets would be subject to double taxation (i.e., at the corporate level as well as the stockholder level).

Taxation of Stockholders

     Distributions generally will be taxable to stockholders as ordinary income to the extent of the Company's earning and profits. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year are generally treated as if received by the stockholders on December 31 of the calendar year during which they were declared. Distributions paid to stockholders will not constitute passive activity income, and as a result generally cannot be offset by losses from passive activities of a stockholder who is subject to the passive activity rules. Distributions designated by the Company as capital gains dividends generally will be taxed as long term capital gains to stockholders to the extent that the distributions do not exceed the Company's actual net capital gain for the taxable year. Corporate stockholders may be required to treat up to 20% of any such capital gains dividends as ordinary income. Distributions by the Company, whether characterized as ordinary income or as capital gains, are not eligible for the 70% dividends received deduction for corporations. Stockholders are not permitted to deduct losses or loss carry-forwards of the Company. Future regulations may require that the stockholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

     The Company may generate cash in excess of its net earnings. If the Company distributes cash to stockholders in excess of the Company's current and accumulated earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the stockholder's shares of Common Stock. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of Common Stock.
A stockholder who has received a distribution in excess of current and accumulated earnings and profits of the Company may, upon the sale of the shares of Common Stock, realize a higher taxable gain or a smaller loss because the basis of the shares of Common Stock as reduced will be used for purposes of computing the amount of the gain or loss.

     Generally, gain or loss realized by a stockholder upon the sale of shares of Common Stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from the Company and has held the shares of Common Stock for six months or less, any loss incurred on the sale or exchange of the shares of Common Stock is treated as a long-term capital loss, to the extent of the corresponding long-term capital gain dividend received.

     In any year in which the Company fails to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that no Company dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of the Company's tax preference items.

Backup Withholding

     The Company will report to its stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, the Company will be required to deduct and withhold from any dividends payable to that stockholder a tax of 31%. These rules may apply (a) when a stockholder fails to supply a correct taxpayer identification number, (b) when the IRS notifies the Company that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number or (c) in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the stockholder's Federal income tax liability. The Company also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status to the Company.

Taxation of Tax Exempt Entities

     In general, a tax exempt entity that is a stockholder of the Company will not be subject to tax on distributions from the Company or gain realized on the sale of shares of Common Stock. In Revenue Ruling 66-106, the IRS specifically confirmed that a REIT's distributions to a tax exempt employees' pension trust did not constitute unrelated business taxable income. A tax exempt entity may be subject to tax, however, to the extent that it has financed the acquisition of its shares of Common Stock with "acquisition indebtedness" within the meaning of the Code. The Revenue Reconciliation Act of 1993 has modified the rules for tax exempt employees' pension and profit sharing trusts which qualify under Code Section 401(a) and are exempt from tax under Code
Section 501(a) ("qualified trusts") for tax years beginning after December 31, 1993. Under the new rules, in determining the number of stockholders a REIT has for purposes of the "50% test" described
above under "  REIT Qualification   Share Ownership; Reporting,"
generally, any stock held by a qualified trust will be treated as held directly by its beneficiaries in proportion to their actuarial interests in such trust and will not be treated as held by such trust. (This general rule will not apply if certain persons related to the qualified trust ("disqualified persons") hold in the aggregate more than 5% of the value of the REIT and the REIT has accumulated earnings and profits attributable to any period for which it did not qualify as a REIT; this exception is not expected to apply to the Company.)

     A qualified trust owning more than 10% of a REIT must treat a percentage of dividends from the REIT as unrelated business taxable income. The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as unrelated business taxable income. These unrelated business taxable income rules apply only if the REIT qualifies as a REIT because of the change in the 50% test discussed above and if the trust is "predominantly held" by a qualified trust. A real estate investment trust is predominantly held by qualified trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts individually holding more than 10% of the value of the REIT collectively owns more than 50% of the value of the REIT.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code,
respectively, income from an investment in the Company will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by the investment in the Company. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

Taxation of Foreign Investors

     The rules governing Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of Federal, state and local income tax laws with regard to an investment in shares of Common Stock, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.

     Dividends that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares of Common Stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends paid to a Non-U.S. Stockholder unless (i) the Non-U.S. Stockholder files on IRS Form 1001 claiming that a lower treaty rate applies or
(ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the dividend is effectively connected income. Dividends in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares of Common Stock. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder's shares of Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares of Common Stock, as described below. If it cannot be determined at the time a dividend is paid whether or not such dividend will be in excess of current and accumulated earnings and profits, the dividends will be subject to such withholding. The Company does not intend to make quarterly estimates of that portion of the dividends that are in excess of earnings and profits, and as a result, all dividends will be subject to such withholding. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS.

     For any year in which the Company qualifies as a REIT, dividends that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, those dividends are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, dividends subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. The Company is required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of shares of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of shares of Common Stock will not be subject to taxation under FIRPTA. Because the Common Stock is publicly traded, however, no assurance can be given that the Company will remain a "domestically controlled REIT." However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the shares of Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation).

     Upon the death of a foreign individual stockholder, the investor's shares will be treated as part of the investor's U.S.
estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Tax Aspects of Transferred Interests

     The following discussion summarizes certain Federal income tax considerations applicable solely to the Company's interests in distributions (assigned by Walden to the Company as part of the formation of the Company) attributable to Walden's general partnership interests in three partnerships which own multifamily residential properties which were not acquired by the Company (the "Transferred Interests") and partnerships to which they relate (the "Acquired Partnerships").

     Classification as a Partnership. The Company includes in its income its distributive share of the Acquired Partnerships' income and deducts its distributive share of the Acquired Partnerships' losses only if the Acquired Partnerships are classified, for Federal income tax purposes, (i) as partnerships rather than as associations taxable as corporations and (ii) not as "publicly traded partnerships." An organization formed as a partnership will be treated as a partnership rather than as a corporation for Federal income tax purposes only if it has no more than two of the following four corporate characteristics: continuity of life, centralization of management, limited liability and free transferability of interests.

     If for any reason the Acquired Partnerships were taxable as corporations rather than as partnerships for Federal income tax purposes, the Company may not be able to satisfy the income and asset requirements for status as a REIT. Further, items of income and deduction of the Acquired Partnerships would not pass through to their partners; their partners would be treated as stockholders for tax purposes. The Acquired Partnerships would be required to pay income tax at regular corporate tax rates on their net income and distributions to partners would constitute dividends to the extent of the Acquired Partnerships' earnings and profits. In addition, any change in the Acquired Partnerships' status for tax purposes might be treated as a taxable event, in which case the Company might incur taxable income without any related cash distribution. The Company has not requested, and does not intend to request, a ruling from the IRS that the Acquired Partnerships will be treated as "partnerships" for Federal income tax purposes.


     Partners, Not the Partnership, Subject to Tax. Partnerships are not taxable entities for Federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Acquired Partnerships' income, gains, losses, deductions and credits for any taxable year of the partnerships ending within or with the taxable year of the Company without regard to whether the Company has received or will receive any cash distributions from the Acquired Partnerships. For purposes of income tests and asset tests which govern classification of the Company as a REIT, the Company must include its proportionate share (based upon capital interests) of the income and assets of any partnership in which it has a direct or indirect interest.

     Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and losses among partners, the allocations provided in a partnership agreement will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of such Section and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.
The Acquired Partnerships' allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Basis in Partnership Interests. The Company's adjusted tax basis in a particular Transferred Interest generally (a) is equal to the fair market value of the partnership interest as of the date acquired; (b) is increased by (i) its allocable share of the partnership's income and (ii) its allocable share of indebtedness of the partnership on the date acquired and its allocable share of any increases in such indebtedness thereafter; and (c) is reduced, but not below zero, by the Company's allocable share of (i) the partnership's loss and (ii) the amount of cash distributed to the Company, the basis of property distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of the indebtedness of the partnership thereafter.

     If the allocation of the Company's distributive share of a partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that a partnership distribution or any decrease in the Company's share of the indebtedness of a partnership (each such decrease being considered a constructive cash distribution to the partners) would reduce the Company's adjusted tax basis in the partnership below zero, such distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as a capital gain, and if the Company's partnership interest in such partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gains.

State and Local Taxes

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                       ERISA CONSIDERATIONS

     A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards under ERISA in the context of the Plan's particular circumstances before authorizing an investment of a portion of such Plan's assets in the shares of Common Stock. In particular, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(c) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the Plan as required by Section 404(a)(1)(D) of ERISA, (iii) whether the investment is for the exclusive purpose of providing benefits to participants in the Plan and their beneficiaries or defraying reasonable administrative expenses of the Plan, and (iv) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of a Plan or an individual retirement account ("IRA") and persons who have certain specified relationships to the Plan or an IRA ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of the Code). Thus, a fiduciary of a Plan or an IRA considering an investment in the shares of Common Stock also should consider whether the acquisition or the continued holding of the shares of Common Stock might constitute or give rise to a direct or indirect prohibited transaction.

     The Department of Labor (the "DOL") has issued final regulations (the "Regulations") as to what constitutes assets of an employee benefit plan under ERISA. Under the Regulations, if a Plan or an IRA acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan's and IRA's assets would include, for purposes of the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and the Code, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The Regulations define a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Offered Securities will be sold in an offering registered under the Securities Act and are or will be registered under the Exchange Act.

     The Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control.

     The Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Articles on the transfer of the capital stock are limited to the restrictions on transfer generally permitted under the Regulations and are not likely to result in the failure of the capital stock to be "freely transferable." The Company also believes that certain restrictions that apply to the capital stock held by the Company or which may be derived from contractual arrangements requested by the underwriters in connection with Offered Securities offered pursuant to an underwritten agreement are unlikely to result in the failure of the capital stock to be "freely transferable." The Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL and the U.S. Treasury Department will not reach a contrary conclusion.

     Assuming that the Offered Securities will be "widely held," the Company believes that the Offered Securities will be publicly offered securities for purposes of the Regulations and that the assets of the Company will not be deemed to be "plan assets" of any Plan or IRA that invests in the Offered Securities.

                       PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the Offered Securities less the amount thereof covered by the Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                          LEGAL MATTERS

     Certain legal matters in connection with the Offered
Securities, including the validity of the Offered Securities, will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas.

                             EXPERTS

     The audited consolidated and combined financial statements for Walden Residential Properties, Inc. and Walden Predecessors, respectively, included in the Form 10-K referred to and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their reports appearing therein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

              INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses expected to be paid by the Company in connection with the issuance and distribution of the securities being registered are as follows:

     SEC Registration Fee. . . . . . . .            $   51,725
     NYSE Filing Fee . . . . . . . . . .                30,000
     Legal Fees and Expenses . . . . . .               125,000
     Accountant's Fees and Expenses. . .                50,000
     Blue sky fees and expenses
        (including legal fees) . . . . .                30,000
     Printing and engineering expenses .                60,000
     Miscellaneous Expenses. . . . . . .                13,275
                                                    ----------
         Total . . . . . . . . . . . . .            $  360,000
                                                    ==========

Item 15.  Indemnification of Directors and Officers.

     The Company's Articles of Incorporation, as amended and restated (the "Articles of Incorporation"), provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Articles of Incorporation obligate the Company to indemnify its directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and the stockholders against these individuals. See "Certain Provisions of Maryland Law and of the Company's Articles and Bylaws Limitation of Liability and Indemnification."

     The Articles of Incorporation require it to indemnify (a) the Company's directors and officers whether serving the Company or at its request any other entity who have been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity against reasonable expenses incurred by him in connection with the proceeding unless it is established that (i) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful and (b) other employees and agents of the Company to such extent as shall be authorized by the Board of Directors or the Company's Bylaws and be permitted by law. In addition, the Articles of Incorporation require the Company to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses incurred by a director or officer who is a party to a proceeding under procedures provided for under the Maryland General Corporation Law (the "MGCL"). The Company's Bylaws also permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as the Board of Directors deems to be in the interest of the Company and as may be permitted by the MGCL for directors, officers and employees of Maryland corporations.

     The Company has entered into indemnification agreements with each of the Company's officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements and cover officers and directors under the Company's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by law, they provide assurance to directors and officers that indemnification will be available because such contracts cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights they provide.


Item 16.  Exhibits

4.1  Specimen of certificate representing shares of Common Stock*

4.2  Form of certificate representing shares of 9.16% Series A
     Convertible Redeemable Preferred Stock**

4.3  Form of certificate representing shares of 9.16% Series B
     Convertible Redeemable Preferred Stock**

4.4  Form of certificate representing shares of Preferred Stock***

4.5  Form of Articles Supplementary relating to Preferred Stock***

5.1 Opinion of Winstead Sechrest & Minick P.C. regarding the legality of the securities**

8.1 Opinion of Winstead Sechrest & Minick P.C. regarding certain tax matters**

12.1 Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends**

23.1 Consent of Deloitte & Touche LLP**

23.2 Consent of Winstead Sechrest & Minick P.C. (included in
Exhibit 5.1)

23.3 Consent of Winstead Sechrest & Minick P.C. (included in
Exhibit 8.1)

24.1 Power of Attorney (included on signature page)

______________

*    Incorporated by reference to Exhibit 4.1 to the Company's
     Registration Statement on Form S-3 (Registration
     No. 33-90138).
**   Filed herewith.
*** To be filed by amendment and incorporated by reference in connection with the offering of the Offered Securities.


Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)  To include any prospectus required by
               section 10(a)(3) of the Securities Act of 1933:

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 9, 1996.

                              WALDEN RESIDENTIAL PROPERTIES, INC.,
                                 a Maryland corporation



                         By:/s/ Don R. Daseke
                            -----------------
                            Don R. Daseke
                            Chief Executive Officer and
                            Chairman of the Board of Directors

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Don R. Daseke or Mark S. Dillinger or either of them, his or her attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith with the Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                  Title                       Date
---------                  -----                       ----

/s/ Don R. Daseke          Chairman of the Board       October 9, 1996
--------------------------- of Directors, Chief        ---------------
Don R. Daseke               Executive Officer and
                            Director (Principal
                            Executive Officer)


/s/ Mark S. Dillinger      Executive Vice             October 9, 1996
--------------------------- President, Chief          ---------------
Mark S. Dillinger           Financial Officer and
                            Director (Principal
                            Financial and Accounting
                            Officer)


/s/ Marshall B. Edwards    President, Chief           October 9, 1996
--------------------------- Acquisitions Officer      ---------------
Marshall B. Edwards         and Director


/s/ Linda Walker Bynoe     Director                   October 9, 1996
---------------------------                           ---------------
Linda Walker Bynoe


/s/ Francesco Galesi       Director                   October 9, 1996
---------------------------                           ---------------
Francesco Galesi


/s/ Edward L. Hennessy, Jr.Director                   October 9, 1996
---------------------------                           ---------------
Edward L. Hennessy, Jr.


/s/ Arch K. Jacobson       Director                   October 9, 1996
---------------------------                           ---------------
Arch K. Jacobson


/s/ Louis G. Munin         Director                   October 9, 1996
---------------------------                           ---------------
Louis G. Munin


/s/ J. Otis Winters        Director                   October 9, 1996
---------------------------                           ---------------
J. Otis Winters